

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

Via E-mail
Constantine Iordanou
Chairman of the Board of Directors,
President & Chief Executive Officer
Arch Capital Group Ltd.
Wessex House
45 Reid Street
Hamilton HM 12, Bermuda

> **Re:** **Arch Capital Group Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-16209**

Dear Mr. Iordanou:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

7. Investment Information
Investment Funds Accounted For Using the Equity Method, page 164

1. You state that due to the ownership structure of these investment funds, which invest in fixed maturity securities, the Company uses the equity method. Please address the following:
    *   Please provide us proposed disclosure to be included in future periodic filings to clarify what the ownership interest is that is causing equity method accounting, and if applicable, your ownership percentages.
    *   Tell us why your equity in net income (loss) of investment funds accounted for using the equity method in comparison to net income (loss) of the investment funds is

disproportionately high in 2008 in comparison to 2010 and 2009. For example, in 2010 you recorded $61.4 million of equity in net income of investment funds accounted for using the equity method and the net income of the investment funds was $511.8 million, whereas in 2008 you recorded $178.6 million of equity in net loss of investment funds accounted for using the equity method and the net loss of the investment funds was $350 million.

11. Income Taxes, page 173

2. Please provide us proposed disclosure to be included in future periodic filings to present your income before income tax expense for domestic and foreign operations. Refer to Rule 4-08(h) of Regulation S-X.

3. Please provide us proposed disclosure to be included in future periodic filings that describes how the expected income tax expense computed on pre-tax income at weighted average income tax rate was derived and what countries it relates to. Please also discuss in this proposed disclosure the reasons why your effective tax rate in each fiscal year is significantly low, given that the majority of your net premiums written by underwriting location were not in Bermuda.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant